CASCADE TECHNOLOGIES CORP.
                         255 Newport Drive, Suite 358
                            Port Moody, BC  V3H 5K1


April 7, 2006

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C.20549

To: John Reynolds
      Assistant Director, Office of Emerging Growth Companies

CC: Susann Reilly
       Angela Halac

Re:  Cascade Technologies Corp.
       Registration Statement on Form SB-2
       File No. 333-124284
       Filed February 28, 2006

Dear Mr. Reynolds:

We have reviewed your comments and have responded in the following format; we listed your comments first and then our responses. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements. Also attached, please find a redline copy of the SB-2/A.


Our Business

Include in the forefront of this section, and wherever appropriate throughout the prospectus, the disclosure that you have added under "Our Products and Services," in the last paragraph before the table on page 24, that you "plan to purchase the products from franchised and non-franchised distributors (our emphasis)."

RESPONSE

We have disclosed, where appropriate, that we plan to purchase products from franchised and non-franchised distributors.



Please ensure that you provide all required warranty disclosure for the products which you buy from a non-franchised distributor wherever appropriate in the registration statement and on your website

RESPONSE

We have revised the prospectus and the website to clarify that all warranties provided to the clients are provided by Cascade only, and not provided by a franchised or non-franchised distributor nor by the original manufacturer. The warranties provided by the distributors are provided to Cascade only.

Throughout the prospectus, and on the website, clarify whether you are currently conducting your business of buying and selling semi-conductor or are a development stage company which plans to do so in the future. Reconcile all of the apparently contradictory disclosure in this regard, of which some, among others, of the examples follow:

a. "We are a development stage company who plans to be a non-franchised stocking distributor who buys and sells semiconductors, electro-mechanical and passive components (See second paragraph of this section of the prospectus);"

b. "In October of 2005, we listed 20 different parts for sale on our website. We have not had any sales to date and have had limited operations (See second paragraph of this section of the prospectus);"

c. the "Frequent Questions" section of your website, where all seven questions and the last four answers indicate that the business is currently operating; and

d. the "Value Added Services" section of your website where the verb tense is in the present for each assertion.

RESPONSE

We have changed the prospectus and the website to reflect that we have begun limited operations and have listed 20 parts for sale on our website. However, since we have not have not had a sale to date, certain parts of the prospectus are appropriately written in the future tense.

Please reference the following statement in the second paragraph of this section: "We have negotiated with our suppliers, however, warranty agreements similar to those issued by the manufacturer for the return of the defective products by our clients. Therefore, we will be able to offer our customers a similar warranty."

Disclose the basis for the assertion regarding the similarity of the warranty. If applicable, support your statement by supplementally providing us with copies of, or experts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based upon its experience in the industry, if true.

RESPONSE

We have changed this section, and other sections throughout the prospectus, to reflect the fact that we believe the warranty we are offering is similar to a manufacturers warranty based on managements experience in the industry.

In addition, as mentioned above, it is necessary to fully address those situations where your supplier is a non-franchised distributor, rather than a franchised distributor. In the second paragraph of this section, please revise the following to include disclosure that your customers will not have any rights or warranties with either your franchised distributor or your non-franchised distributor: "As a non-franchised distributor, our customers will be required to deal directly with us in relation to warranties on defective parts and will not have any rights or warranties with the original manufacturer."

RESPONSE

We have revised in the prospectus that we will be purchasing parts from both franchised as well as non-franchised distributors. We have also revised the aforementioned which now reads as follows: "As a non-franchised distributor, our customers are required to deal directly with us in relation to warranties on defective parts and they will not have any rights or warranties with the original manufacturer nor with any franchised or non-franchised distributor we purchase parts from."


Executive Compensation

All of the terms of the restricted stock awards should be included after the table. Refer to the Instructions to Item 402(f) of Regulation S-B.

RESPONSE

The following footnote has been added after executive compensation table.

"(1) Restricted shares were issued to officers and directors in 2004 as founder shares for services rendered. All shares were issued for $.0001 per share. There was no written contract in relation to the issuance of the shares."


Should you have any other issues or questions in regards to the responses and the amended SB-2, please do not hesitate to call Adam U. Shaikh, Esq. at (702) 296-3575.

Thank you for your prompt response.

Very truly yours,

/s/Bruce Hollingshead
---------------------
Bruce Hollingshead
President